Exhibit 99.11

                              musicmaker.com, Inc.
                        c/o Barington Capital Group, L.P.
                               888 Seventh Avenue
                                   17th Floor
                            New York, New York 10019


                                                February 12, 2002

Board of Directors
Liquid Audio, Inc.
800 Chesapeake Drive
Redwood City, California 94063


Ladies and Gentlemen:

      We see that Sylvia Kessel has now resigned from the Company's board of directors. In order that the new board vacancy created by Ms. Kessel's resignation may be filled in accordance with the wishes of the shareholders, we hope that the board will refrain from attempting to fill that vacancy prior to the 2002 Annual Meeting of the Company's Shareholders. Moreover, we trust that the Annual Meeting will be held without delay.

      As you know, we have already given notice, in accordance with the Company's publicly filed By-Laws, of shareholder nominations for directors and other proposals in connection with the Annual Meeting. In view of the continued rapid depletion of the Company's cash and the other critical issues facing the Company, it is crucial that the voices of all concerned shareholders be heard. Accordingly, we respectfully request that the 2002 Annual Meeting be held as soon as possible, and in any event well before June 1 (the date of last year's Annual Meeting).

      The collapse of Enron Corporation and other recent events have created a climate in which it is important for officers and especially directors of public companies to demonstrate independent judgment and scrupulous attention to corporate affairs. We hope that you will appreciate the interest of all shareholders in seeing that the Company's management fully discharges these fiduciary duties and acts responsibly to schedule the Annual Meeting as promptly as possible (as well as avoiding any controversy or delay which would cause the Company to incur legal and other costs and further damage shareholders' interests). We urge you to commit now, in good faith, to a specific date or range of dates to hold the 2002 Annual Meeting at the earliest possible time.

      If management does not commit to an expeditious Annual Meeting schedule within 10 days, by public announcement or by reply to us, we must take that as a sign that management will attempt to delay holding an Annual Meeting.


                                    Very truly yours,



                                    /s/ Seymour Holtzman
                                    -------------------------------------
                                    Seymour Holtzman
                                    Chairman of the Board



                                    /s/ James A. Mitarotonda
                                    -------------------------------------
                                    James A. Mitarotonda
                                    President and Chief Executive Officer


                                    MUSICMAKER.COM, INC.


cc:   Gerald W. Kearby
      Raymond A. Doig
      Robert Flynn
      Stephen V. Imbler
      Ann L. Winblad

      Mark L. Reinstra, Esq.